The Pool at Hollingsworth

Regulation Crowdfunding



Goal: up to $1,500,000

Term Loan
6% Interest Rate

Coming Soon!

Start date: July 20, 2022

End date: September 16, 2022

Welcome! This page provides information about our project. We are collecting indications of interest (https://vicinitycapital.com/hollingsworth-pool/) for a potential capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

Highlights

- Planned financial return while helping create the amenity Hollingsworth Park residents have been waiting for

- Investors get first priority in purchasing a membership

- Built-in membership demand from local residents verified by neighborhood surveys

- Land and complete site work (>$750k value) contributed by local developer, with grading/excavation already underway

Overview

The Opportunity

The Pool at Hollingsworth Park is an in-demand amenity in a premier neighborhood. Hollingsworth Park is the central residential neighborhood within Verdae, an 1,100 acre residential, commercial and recreational development located minutes from downtown in Greenville, SC.

Surrounding the 20-acre Legacy Park, Hollingsworth Park's smart, flexible master plan comprises diverse housing at varying price points from the $500,000s into the millions. At completion, the community will have more than 950 homes.

As this area continues to grow, so does demand for new places to live, work, and play. While community pools and swimming clubs are extremely popular in Greenville, Hollingsworth Park does not have a pool amenity — until now.

Introducing the Pool at Hollingsworth Park: a fully designed and engineered private pool and swim club that is nearly shovel-ready and could become a reality as early as Summer 2023.





The Location

The Pool at Hollingsworth Park will be located within walking distance from more than 700 existing residences — with more to come — on easily walkable sidewalks and neighborhood streets.

One of the few remaining places available to construct the Pool at Hollingsworth Park is Crossmoor at Hollingsworth Park, the new 22-lot residential neighborhood at Verdae Crest Drive and Chadsworth Drive. Site construction is already underway and will soon be ready for the pool.





The Project

Babcock Investment Company, the developer of Crossmoor at Hollingsworth Park, will contribute the three-acre pad-ready pool site, including underground utilities, a parking lot, curbs, sidewalks, and landscaping — worth more than $750,000 — as a gift to jump-start the project.

With a successful capital raise of $1.2 million to fund the pool construction, The Pool at Hollingsworth Park could be open as early as Summer 2023.

FUTURE HOME SITES

GREEN SPACE

VERDAE CREST



CROSSMOOR CIRCLE

CHADWORTH

SCALE: 1" = 30'-0"

19013 THE POOL AT HOLLINGSWORTH PARK | D-101 | SITE PLAN | 06.24.2022 |

|+| Project Plus
Architects

Features

➤ Six-lane Junior Olympic saltwater pool
➤ Sundeck designed for kids, featuring in-floor bubblers
➤ Bathrooms with private showers
➤ Covered and shaded areas for dining and gathering
➤ Wrap-around pool deck with tables, umbrellas, and lounge chairs
➤ Designated concessions area

Business Model

The Pool at Hollingsworth Park will operate as a not for profit private swim club with a paid memberships revenue model. Memberships provide access to the pool and its amenities.

Under management of its Board of Directors, the swim club will use revenue to support the operations and maintenance of the pool facilities, administer the swim club and pay financial returns to investors. Membership is expected to be capped at 350 members.

Before launching this capital raise, the swim club verified demand for a private pool with an extensive survey of Hollingsworth Park residents. With over 350 residents indicating interest and providing information for membership marketing, it seems the biggest challenge will be deciding who gets to join first!



The Leadership

The development project is led by Hollingsworth Park resident Chris Babcock and a Board of Directors comprising neighborhood residents with professional expertise in real estate development, construction, financing, marketing and business strategy as well as plenty of local swim team experience.

As a fourth-generation real estate development firm, Babcock Investment Company has developed dozens of residential and commercial projects in Florida, Georgia and South Carolina. All are committed and excited to bringing this in-demand amenity to their neighborhood — truly, investing where they live!

Investment Summary

Proposed Terms

- This offering is for a **Term Loan**

- Amount: up to **$1,500,000**

- Maturity: **8 years,** interest-only construction period up to one year

- Interest rate: **6% per year**

As a term loan, the offering is prepayable as the swim club generates cash flow from operations. Membership initiation fees will provide a substantial pay-down in year 1, expected to be ~34% of the loan principal.

Thereafter, the swim club will make scheduled principal and interest payments and excess cash flow payments through the life of the loan, anticipated to significantly pay down the loan before maturity or planned refinancing of the remaining loan balance prior to maturity.

Other Notes:

● Investors will be given first priority to purchase pool memberships.

● The pool and amenities are fully designed with architectural and engineering plans in hand and a nearly shovel-ready site.

Pro Forma

SUMMARY OUTPUT

	Initial year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Operating summary								
Initiation fees	$525,000							
Revenue		$228,000	$232,850	$237,777	$242,783	$247,868	$253,036	$257,286
Expenses:								
Facilities		90,500	92,310	94,156	96,039	97,960	99,919	101,918
Taxes, licenses and insurance		18,850	19,120	19,394	19,673	19,957	20,245	20,538
Administration		4,750	4,750	4,750	4,750	4,750	4,750	4,750
Capital reserve and special activities		16,500	16,500	16,500	16,500	16,500	16,500	16,500
Total expenses		130,600	132,680	134,801	136,963	139,167	141,414	143,705
Cash available for debt service		$97,400	$100,170	$102,976	$105,820	$108,701	$111,621	$113,581
Loan summary								
Starting loan balance	$1,300,000	$853,000	$806,780	$755,017	$697,341	$633,362	$562,662	$484,801
Interest	78,000	51,180	48,407	45,301	41,840	38,002	33,760	29,088
Principal repayment	525,000	46,220	51,763	57,675	63,979	70,700	77,862	84,493
Ending balance	$853,000	$806,780	$755,017	$697,341	$633,362	$562,662	$484,801	$400,308
Cumulative principal repaid	34%	38%	42%	46%	51%	57%	63%	69%

Projections have been created and vetted by the Board, and developed with the benefit of comparable pool club's financials and actual bids for services in-hand.

Capital Sources/Uses

SOURCES AND USES OF FUNDS

Sources	Amount	%
Promissory note	1,300,000	63%
Developer equity contribution	759,000	37%
Total sources	**$2,059,000**	**100%**
Uses	Amount	%
Pool amenity construction	1,300,000	63%

Land and site improvements	759,000	37%
Total uses	**$2,059,000**	**100%**
PRO FORMA CAPITALIZATION		
Debt		
Promissory note	1,300,000	63%
Implied equity	759,000	37%
Total capitalization	**$2,059,000**	**100%**

Our People



**Chris Babcock,
Developer**

Chris has 24 years of experience in
real estate development, entitlement,



**Spencer Elliott,
Board Member**

Spencer has 15 years of investment
banking, leveraged buyout, and deal



**Jade Poe,
Board Member**

Jade is a Greenville native and a
Clemson alumnus. She has an MBA in

acquisitions, and dispositions. He is the principal of Babcock Inv..

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management experience. Before moving to Greenville with his family in..

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Business Analytics and 10+ of marketing experience. She was previ..

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Ashley Niles,
Board Member

Ashley Niles is a native of Greenville South Carolina. She graduated from the University of South Carolina and holds a master's degree in ea..



Jimmy Giorgi,
Board Member

Jimmy Giorgi is the COO of Rescom Construction in Greenville, SC. Rescom Construction is a general contractor specializing in commercial upf..

Read More

Read More

Common Questions

Are there different investment levels and benefits?

Yes. We will announce special benefits of different investment tiers when the capital campaign becomes active.

If I invest in the pool, will I have priority in getting a pool pass?

If I invest in the pool and get a pass, can the pass be transferable if I sell my house?

How much do I need to invest to get on the priority list for a pool pass?

How much will pool membership cost?

Will you raise all $1.2 million from investors in Hollingsworth Park?

Can you tell me more about the swim team?

When will applications for pool membership be available?

Docs

Offering docs will be posted here when campaign is live   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/SG9sbGluZ3N3b3J0aCBQYXJrIFBvb2w=/kxtl150722015030.pdf)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



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This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you

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Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks and investment criteria (https://vicinitycapital.com/faq-investors) may invest.